FORM U-12(I)-B (THREE-YEAR STATEMENT)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

Three-Year Period Ending 2006

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

National Grid USA Service Company, Inc. and associated companies, including National Grid USA, GridAmerica LLC, Niagara Mohawk Power Corporation, National Grid Company plc, and National Grid Transco plc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

See attached Exhibit B

(b) Basis for compensation if other than salary.

National Grid USA Service Company, Inc.

s/ Timothy J. Brennan
Timothy J. Brennan

s/ Michael Calviou
Michael Calviou

s/ Bart D. Franey
Bart D. Franey

s/ James Franklin
James Franklin

s/ Tim Gallagher
Tim Gallagher

s/ Thomas J. Gentile
Thomas J. Gentile

s/ Iain Kinnis
Iain Kinnis

s/ Julian Leslie
Julian Leslie

s/ Mary Ellen Paravalos
Mary Ellen Paravalos

s/ Paul R. Renaud
Paul R. Renaud

s/ Alan Robb
Alan Robb

s/ Joseph M. Rossignoli
Joseph M. Rossignoli

s/ Timothy R. Roughan
Timothy R. Roughan

s/ Thomas D. Russell
Thomas D. Russell

s/ Herbert Schrayshuen
Herbert Schrayshuen

s/ Frances M. Skypeck
Frances M. Skypeck

s/ Thomas E. Sullivan
Thomas E. Sullivan

s/ David W. Taylor
David W. Taylor

s/ Wesley J. Yeomans
Wesley J. Yeomans

s/ Peter T. Zschokke
Peter T. Zschokke

EXHIBIT INDEX

Exhibit No.	Description	Page

A	Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71	Filed herewith
B	Total compensation for 2004 and estimated compensation for 2005 and 2006	Filed herewith

EXHIBIT A

Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71.

The duties of each of the following individuals may require, among other things, such appearances as may be necessary before the Federal Energy Regulatory Commission, the Securities and Exchange Commission, and, possibly on rare occasions, Congress or the staff of the Commissions, to present or discuss matters affecting the National Grid Transco plc companies. The time devoted to such activities represents only a small fraction of the time devoted to the duties of their listed positions.

Timothy J. Brennan
Coordinator, Energy Supply - New England
National Grid USA Service Company, Inc.

Michael Calviou
Vice President, Regulation and Commercial
National Grid Company plc

Thomas J. Gentile
Director, Network Planning and Development
National Grid USA Service Company, Inc.

Mary Ellen Paravalos
Director of Regulatory Policy
National Grid USA Service Company, Inc.

Paul R. Renaud
Principal Engineer
National Grid USA Service Company, Inc.

Joseph M. Rossignoli
Principal Analyst
National Grid USA Service Company, Inc.

Timothy R. Roughan
Director, Distributed Resources
National Grid USA Service Company, Inc.

Frances M. Skypeck
Director of Tax
National Grid USA Service Company, Inc.

Thomas E. Sullivan
Manager, Forestry Strategy
National Grid USA Service Company, Inc.

Peter T. Zschokke
Vice President, State Regulatory Relations
National Grid USA Service Company, Inc.

The business address of the immediately preceding listed persons is:

      25 Research Drive
     Westborough, MA 01582

James Franklin
Manager, Investment Planning
GridAmerica LLC

Tim Gallagher
Vice President, Commercial Affairs
GridAmerica LLC

Iain Kinnis
Manager, Asset Strategy and Best Practice
National Grid Company plc

Julian Leslie
Manager, Operational Planning
National Grid Company plc

Alan Robb
Vice President, Operations
National Grid Company plc

Thomas D. Russell
Manager, Operational Policy
National Grid Company plc

David Taylor
Manager, Regulatory Affairs
GridAmerica LLC

The business address of the immediately preceding listed persons is:

      127 Public Square, Suite 5000
     Cleveland, OH 44114

Bart D. Franey
Principal Analyst
Niagara Mohawk Power Corporation

Herb Schrayshuen
Vice President, Transmission Commercial Services
National Grid USA Service Company, Inc.

Wesley J. Yeomans
Manager, Energy Supply New York
Niagara Mohawk Power Corporation

The business address of the immediately preceding listed persons is:

     300 Erie Boulevard West
     Syracuse, NY 13202

EXHIBIT B

Name of Recipient	Total Compensation Received in 2004(A)	Estimated Compensation (B) 2005 2006

Timothy J. Brennan
Michael Calviou (C)
Bart D. Franey
James Franklin
Tim Gallagher
Thomas J. Gentile
Iain Kinnis (C)
Julian Leslie (C)
Mary Ellen Paravalos
Paul R. Renaud
Alan Robb (C)
Joseph M. Rossignoli
Timothy R. Roughan
Thomas D. Russell (C)
Herbert Schrayshuen
Frances M. Skypeck
Thomas E. Sullivan
David Taylor
Wesley J. Yeomans
Peter T. Zschokke

(A)
Includes incentive compensation and other bonuses, if any, paid to recipient in calendar year 2004 and deferred amounts including shares and/or cash and excludes health insurance amounts and other fringe benefits and amounts reported to the IRS as taxable compensation re: life insurance and other fringe benefits. For Iain Kinnis, Julian Leslie, Thomas Russell, Alan Robb, and Michael Calviou, compensation amounts are net of hypothetical taxes, include overseas allowance and cost of living allowance, but do not include an estimate of incentive compensation or other bonuses not yet determined for 2004.

(B)	Does not include an estimate of incentive compensation or other bonuses.

(C)	An exchange ratio of 1 pound sterling to $1.83 was used.

(Filed under confidential treatment pursuant to Rule 104(b))